

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via E-mail</u>
Mr. Edgar O. Huber
Chief Executive Officer
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, Wisconsin 53595

> **Re: Lands' End, Inc.**
> **Form 10-12B**
> **Filed December 6, 2013**
> **File No. 001-09769**

Dear Mr. Huber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that certain information will be disclosed in future amendment(s) to your information statement, such as the company share distribution number, 2013 executive compensation figures and pro forma capitalization figures. Please provide all information required in an amended filing and note that we may additional comment.

2. With a view to clarifying disclosure, please advise us of the timeline for the different conditions to the spin-off, including those set forth on page 94, the board's approval, the execution of the "Internal Transactions," and acceptance for listing by NASDAQ. In this regard, please confirm your understanding that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please note that you will be subject to the reporting requirements under Section 13(a) of

the Exchange Act at such time, even if we have not cleared our comments, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Please provide a copy of the financial advisor opinion referenced on page 12.

We note that fractional shares will be aggregated and sold in the public market by the distribution agent. Please provide an analysis regarding the conditions in Sections 6 of Staff Legal Bulletin No. 4.

Summary, page 1

3. We note the references to $104,000 average household income and percentage of customers within the 36–55 age group. Please revise to provide the bases for these statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

4. Please revise your Management's Discussion and Analysis to provide clearer discussion and analysis of your business as seen through the eyes of those who manage it. Your MD&A should enhance the overall financial disclosure and provide the context within which financial information should be analyzed. For example, we note your discussion of "same store sales" as a comparative metric. However, it is unclear to what extent you use this or other key performance indicators in the management of your business. And you do not clarify the components of same store sales or whether e-commerce sales are included in the metric. As another non-exclusive example, it is unclear if you believe your gross margin will be negatively impacted by the significant additional costs as a standalone company (referenced in the last full paragraph on page 41) or any necessity to hire a significant number of employees to replace services formerly provided by Sears employees. Please revise accordingly.

Results of Operations, page 42

5. We note you have included gross margin exclusive of depreciation and amortization in the table presented and in your analysis of gross margin. Please clearly indicate in the table and in your discussion that gross margin is exclusive of depreciation and amortization. Please also discuss why you believe gross margin, exclusive of depreciation and amortization, is useful and state that your gross margins may not be comparable to other entities that include all costs related to the sale of their products in their gross margin measure.

Liquidity and Capital Resources, page 47

6. We note significant fluctuations in your cash flows from operating activities during the periods presented. Your net cash provided by operating activities decreased by $128 Million during 2011 and increased by $82 million during 2012. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance an investor's understanding, please revise to include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows.

7. We note the "Description of Material Indebtedness" on page 52. It is unclear why you do not address this on page 47. Please revise or advise.

8. Please revise the discussion of your liquidity requirements and cash resources to further address, in quantified terms, your total sources of cash (including "from our parent company"), indebtedness and cash requirements. In this regard, please revise to address your liquidity requirements on both a short-term (12 months) and long-term basis. Please also address here or where appropriate any events, trends or uncertainties. We note, for example, the trend in store within-a-store closures, uncertainty with respect to Sears, and anticipated termination of LC and other sources of liquidity. It is unclear, for example, if you have plans to replace sources of liquidity you expect to terminate.

Financial Instruments with Off-Balance Sheet Risk, page 48

9. We note your expectation that upon completion of the separation, Sears Holdings "will terminate its support of the LC Facility and that SRAC [Sears Roebuck Acceptance Corporation] will no longer issue letters of credit to secure the LC Facility." We further note that you anticipate Sears Holdings "will no longer cause letters of credit to be issued for [y]our benefit" upon completion of the separation. Revise to discuss in greater detail the implication of such events to the company and its ability to pay for inventory. If a material, add a risk factor.

Pledged Assets, page 63

10. We note that Sears Holdings' domestic credit facility and senior secured notes are a) secured, in part, by a first lien on certain company assets "consisting primarily of the inventory and credit card receivables directly or indirectly owned by Lands' End and one of its subsidiaries" and b) guaranteed by the company and such subsidiary. We further note that you expect the lien and guarantee obligation to be released prior to completion of the spin-off. Please advise us where the release provision will be located in your transition agreements.

Edgar O. Huber
Lands' End, Inc.
January 2, 2014
Page 4

Management, page 65

11. We note that you have two named executive officers and one director. Please advise us
    of additional disclosure you anticipate providing in future amendments about named
    executive officers and directors to be hired. In this regard, please revise page 25 and
    where appropriate to identify your "executive management team" to the extent material.

Certain Relationships and Related Party Transactions, page 85

12. Please revise the discussion of the various material agreements to disclose the material
    terms, such as the approximate dollar amounts involved, "certain fees," and any royalties
    or other mechanisms to compensate for services provided between the parties. In this
    regard, we note Note 11 to your audited financial statements on pages F-21-23. We also
    note the discussion of intellectual property in Note 11 to your audited financial
    statements.

13. We note your disclosure in this section regarding the Separation and Distribution
    Agreement, as well as ancillary agreements to the spin-off. In particular, you note, on
    page 85 that changes to the agreements, some of which may be material, may be made
    prior to the spin-off. Please revise to clarify the timing of (1) entry into the various
    material agreements, (2) the spin-off and (3) effectiveness of the Form 10.

14. We note you have not attached several of the agreements discussed under this heading as
    exhibits. Please discuss the applicability of Item 601(b)(10) of Regulation to these
    agreements. In particular, we note the Buying Agency Agreements, Call Center Services
    Agreement, Sears Marketplace-Local Marketplace-MyGofer Fulfilled by Merchant Seller
    Agreement and Letters of Credit.

Reasons for the Spinoff, page 90

15. Please revise to further clarify the "cash flow profile, financial covenants, anticipated
    business plans," which the board reviewed as a basis for its decision as stated on page 6.

Conditions to the Spin-Off, page 94

16. We note that a condition of the spin-off is that any debt financing contemplated to be
    obtained in connection with the spin-off be obtained. Please revise to clarify the terms of
    this condition and discuss in greater detail including the amount of any debt financing
    contemplated and the terms and sources of financing contemplated.

Material U.S. Federal Income Tax Consequences, page 96

17. We note that you expect to receive a tax opinion and that you expect the spin-off and
    related transactions will not result in recognition of taxable gain by you or shareholders.

Please revise to clarify (1) whether receipt of the opinion is waivable and (2) whether counsel is issuing a "should" or "more likely than not" opinion due to significant doubt about the tax consequences of the transaction.

Financial Statements

18. Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and amend your Form 10 accordingly.

Combined Financial Statements for Fiscal Years Ended February 1, 2013, January 27, 2012 and January 28, 2011

Notes to Financial Statements

Note 12 Segment Reporting, page F-23

19. Considering you derive revenue by selling several products and services through e-commerce, direct mail catalogs, standalone Land's End Inlet stores and dedicated Land's End Shops at Sears, explain to us how you determined that you have two reportable segments and provide the disclosures required by FASB ASC 280-10-50-21.

Item 15. Financial Statements and Exhibits

20. We note that you will be filing several exhibits by amendment. Please advise as to when you expect to file them and note that we may have comments when filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3388 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director